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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 8)


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                         GAYLORD CONTAINER CORPORATION
                           (Name of Subject Company)

                         GAYLORD CONTAINER CORPORATION
                       (Name of Person Filing Statement)

                CLASS A COMMON STOCK, PAR VALUE $.0001 PER SHARE
         (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                         (Title of Class of Securities)

                                  368145 10 8
                     (CUSIP Number of Class of Securities)

                                DAVID F. TANAKA
            VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                         GAYLORD CONTAINER CORPORATION
                               500 LAKE COOK ROAD
                                   SUITE 400
                           DEERFIELD, ILLINOIS 60015
                                 (847) 405-5500
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of person filing statement)

                                With copies to:

                              LEWIS S. BLACK, JR.
                COUNSEL TO THE INDEPENDENT SPECIAL COMMITTEE OF
                           THE BOARD OF DIRECTORS OF
                         GAYLORD CONTAINER CORPORATION
                        MORRIS, NICHOLS, ARSHT & TUNNELL
                    1201 NORTH MARKET STREET, P.O. BOX 1347
                        WILMINGTON, DELAWARE 19899-1347
                                 (302) 658-9200


                              JACK S. LEVIN, P.C.
                            WILLIAM S. KIRSCH, P.C.
                                   COUNSEL TO
                         GAYLORD CONTAINER CORPORATION
                                KIRKLAND & ELLIS
                            200 EAST RANDOLPH DRIVE
                            CHICAGO, ILLINOIS 60601
                                 (312) 861-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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INTRODUCTION


     This Amendment No. 8 (this "Amendment") amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Statement") by Gaylord Container Corporation, a Delaware corporation (the "Company"). The Statement relates to a tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Temple-Inland Inc., a Delaware corporation ("Parent"), under which Purchaser is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.0001 per share, of the Company (the "Common Stock"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement (as defined in the Statement) (together with the Common Stock, the "Shares"), at a revised price of $1.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001, as amended and supplemented by the Supplement to Offer to Purchase, dated December 3, 2001, and in the related revised Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Statement.



ITEM 8. ADDITIONAL INFORMATION.



     Item 8 of the Statement is hereby amended and supplemented by adding the following thereto after the sixth paragraph of the section "Noteholder Litigation":



     "On December 10, 2001, counsel for the parties in the lawsuit entitled Absolute Recovery Hedge Fund, L.P., and Absolute Recovery Hedge Fund, Ltd. v. Gaylord Container Corp., Temple-Inland Acquisition Corp., Temple-Inland Inc., State Street Bank and Trust Company and Fleet National Bank delivered a letter, dated December 10, 2001, to the judge presiding over the litigation in the United States District Court for the Southern District of New York. The letter states that because the terms of the tender offers have been materially revised and the reactions of the Company's stockholders and noteholders to the revised terms are not yet known, the plaintiffs have agreed to defer the defendants' obligations to answer or move against the plaintiffs' complaint until January 20, 2002, which is a date after the revised tender offers are scheduled to expire and/or a date when the status of the transaction is expected to be more certain. Accordingly, the letter requests that the initial pretrial conference, which was scheduled to take place on December 17, 2001, be adjourned to a date after the expiration of the tender offers and defendants' answers are filed."


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                     GAYLORD CONTAINER CORPORATION


                                     By: /s/ DAVID F. TANAKA

                                     ----------------------------------

                                     Name: David F. Tanaka


                                     Title: Vice President, General
                                            Counsel and Corporate Secretary



Dated: December 12, 2001